Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of TKK Symphony Acquisition Corporation on Form S-1, pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated April 27, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of TKK Symphony Acquisition Corporation as of March 31, 2018 and for the period from February 5, 2018 (inception) through March 31, 2018 appearing in the Registration Statement on Form S-1, as filed (File No. 333-226423), of TKK Symphony Acquisition Corporation.

/s/ Marcum llp

Marcum llp

New York, NY

August 15, 2018